NORTHEAST INVESTORS TRUST

Paying Dividends for Over 60 Years

Quarterly Commentary

Third Quarter 2019

Market Recap

The recurring presence of global geopolitical risks coupled with weaker economic data began to weigh on the bond market in early August. Despite this rise in volatility, though, Q3 was another quarter in which all fixed income sectors posted gains. High quality bonds, such as Treasuries and investment grade debt, outperformed their riskier counterparts in High Yield and emerging markets—but they all posted solid returns for the quarter.

Earlier in the year, the Federal Reserve signaled a shift back to an accommodative policy, in line with other central banks around the world. Up until then, it was all rhetoric, but the Fed finally made it official by making two 25 bps cuts (in July and September), which left the target Fed Funds Rate at 1.75%-2%. Chairman Powell said these interest rate cuts, the first in more than a decade, were to guard against a slowdown caused by a slowing global economy, the unpredictability of the US-China trade war, and flat inflation.



Q3 2019 FIXED INCOME RETURNS
TOTAL RETURNS
1.29%
3.36%
2.76%
1.17%
1.49%
High Yield
Investment Grade
Treasury
Emerging Market
Municipals

The Yield Curve: Interest rates dropped roughly 20 bps across the curve, and maintained a flat/inverted slope. Thanks to a flight to quality, 10-Year Treasuries bottomed out at 1.46% in early September, before edging higher and settling at 1.68% by the end of the quarter. The absence of "term premium" in longer-dated instruments continues to be a major theme. As a result, we continue to anchor our portfolio in positions at the short end of the yield curve.

The Economy: Year-over-year GDP growth for 2019 is expected to come in at 2.3%, down from 2.9% last year. Consumer confidence and growth remain strong, but the manufacturing sector is showing indications of a slowdown, partly due to the trade war. There has been a recurring cycle in High Yield where weaker economic data and geopolitical risks continue to crop up and challenge the markets—but then eventually fade away.

The High Yield Market: The new issuance market continues to hum. $68.6 billion in High Yield bonds were issued in Q3, roughly two-thirds of which was related to refinancing activity stemming from lower rates. Demand for High Yield products has also been strong, with $20 billion in inflows YTD. Defaults remain low at 2.8% through September, below the historical average of 3.5%. The bulk of the defaults were in energy. It is interesting to note that High Yield has had a strong year despite weakness in the energy sector, which has historically represented a sizable portion of the asset class.

Spreads: Beginning in August, spreads ballooned from 400 bps to over 450 bps, and experienced the largest one-day jump since June 2016. However, any perceived risks were short lived, as spreads eased back to 420 bps by quarter end—100 bps below their 20-year average of 523 bps. The amount of negative yielding debt around the world reached a record $17 trillion by the end of August. The resulting "reach for yield" has been a major driver in keeping High Yield spreads tighter than average.

Fund Performance

The Trust's primary objective is income. As such, it has roughly 75% of its portfolio in High Yield securities. Within this space, the Trust continues to use a barbell strategy with roughly 40% invested in low volatility, short-duration, yield-to-call bonds and another 35% at the longer end, in core High Yield bonds. It also has exposure to "special situation" post-bankruptcy bonds and stocks, comprising about 15% of the portfolio. At quarter end, the Trust also had roughly 9% in a repurchase agreement (proceeds from called bonds), which will eventually be invested in High Yield securities in Q4. For Q3, the Trust was down 2.11%, vs. a gain of 1.26% for the ICE BAML U.S. High Yield Index. The Trust underperformed the benchmark due mainly to its overweight exposure to conservative, short-duration securities as well as underperformance from its out-of-index securities.

Filed under Section 24(b) of the Investment Company Act of 1940


SPREADS: HIGH YIELD vs. 10-YEAR TREASURY
PERCENTAGE
6
5.5
5
4.5
4
3.5
3
7/1/2019
8/14/2019
9/26/2019

Contributors to the Trust's performance:

- Vector Group 6.125% 2/2/25 - Consumer Staple
- Griffon Corp 5.25% 3/1/22 – Consumer Discretionary
- Transdigm Inc. 6% 7/15/22 – Aerospace/Defense

Detractors to performance:
These names represent a portion of our "special situations" equities which were acquired through restructurings. The underperformance of the following equities was due mainly to technical pressures rather than fundamental issues.

- Advanced Lighting Inc., a leading manufacturer of efficient lighting materials and finished products.
- Viskase Companies Common Stock, a food service manufacturer based in Chicago, IL.
- American Gilsonite, — Produces "Gilsonite," a naturally occurring hydrocarbon resin. The company restructured in 2016

Additions to Trust: During the quarter, trading activity was relatively quiet for the Trust, reflected by one single purchase:

- Range Resources 4.875% 5/15/25

Subtractions: A byproduct of investing in short duration securities is that they are constantly being called or mature. All but one of the securities that were removed were due to calls (early redemptions by issuers), with the other being a tender offer:

- Clean Harbors 5.125% 6/1/21 (Full Call)
- Clear Channel 8.75% 12/15/20 (Full Call)
- NCR Corp. 4.625% 2/15/21 (Full Call)
- Parker Drilling 13% TL (Partial Call)
- Vistra Energy 7.375% 11/1/22 (Full Call)
- Vistra Energy 7.375% (Full Call)
- William Lyon Homes 7% 8/15/22 (Tender)

S&P Ratings Changes:

- Brookfield 6.125% 7/1/22. Upgrade: B+ to BB-
- Argentina GDP Warrants. Downgrade: B to CCC-


HIGH YIELD BOND ISSUANCE: 2018 Q4 - 2019 Q3
Billions
$80
$70
$60
$50
$40
$30
$20
$10
$0
$14.17
$67.72
$69.31
$68.59
Q4 - 2018
Q1 - 2019
Q2 - 2019
Q3 - 2019

Outlook

Since Q4 2018, the markets have advanced with reckless abandon (as opposed to irrational exuberance). At some point along the way, bad news became good news again, with markets convinced that they are now supported by the Fed. Currently, there are plenty of reasons to be cautious. In no particular order you have: the U.S.-China trade spat, the inverted yield curve, Brexit, rising tensions in the Middle East, weakening manufacturing data, deteriorating corporate earnings, a potential impeachment trial, the 2020 presidential election, debt overhang, and issues in the overnight lending market.

While the Trust is mindful of the aforementioned risks, we remain fairly constructive on the outlook for the economy, so we look ahead with cautious optimism. The Trust maintains a defensive position with short duration securities should any of the aforementioned catalysts affect the market. Yet at the same time we also have enough exposure at the long end of the curve to participate in an extended "Goldilocks" environment. The Fed's future policy could also have a major impact on capital markets, as the central bank seeks a "better alignment" in the gap between market vs. policymakers expectations. Going forward, the Trust will actively manage its hedged, barbell approach to navigate through the uncertain global financial landscape.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeast Investors Trust for more than 30 years.

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); BMonrad@northeastinvestors.com

NORTHEAST INVESTORS TRUST

Read and Listen to Bruce's Recent Takes on...

The Bond Market: *northeastinvestors.com/the-third-times-a-charm/*
The Fed: *northeastinvestors.com/the-feds-hawkish-rate-cut/*
Negative Rates: *northeastinvestors.com/will-the-u-s-go-to-negative-rates/*
His Career at Northeast: *northeastinvestors.com/bruce-monrad-30th-anniversary-podcast/*

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance.

The ICE BAML U.S. High Yield Index is an unmanaged market value-weighted index comprised of approximately 2,200 domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Issues included in the index have maturities of one year or more and have a credit rating lower than BBB-/Baa3, but are not in default.

Investors should carefully consider investment objectives, risks, charges and expenses. This and other important information about the Trust is contained in the prospectus or summary prospectus, either of which may be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read either one carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.